CASEY’S GENERAL STORES, INC.

P.O. Box 3001 • One Convenience Blvd., Ankeny, Iowa 50021-8045 • 515-965-6100

May 7, 2012

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Casey’s General Stores, Inc. (“Company”)
Form 10-K for fiscal year ended April 30, 2011
Filed June 28, 2011
File No. 001-34700

Dear Ms. Thompson:

This letter is being written in response to your letter of April 26, 2012 to Robert Myers, in which you provided several additional staff comments concerning our most recent Form 10-K filing. In the numbered paragraphs that follow, I have set forth each of the staff’s comments (in bold face type) followed by my response (in italics):

Form 10-K for the fiscal year ended April 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

1.	We have read your response to comment 2 from our letter dated March 14, 2012. Please add the information provided in your response to future filings to clearly disclose how you calculate the change in same store sales from period to period, including how you treat relocated and remodeled stores as well as stores that were closed during the period.

Your comment has been noted, and in the future we will ensure that our filings clearly disclose how we calculate the change in same store sales from period to period, including how we treat relocated and remodeled stores as well as stores that were closed during the period.

Item 8. Financial Statements and Supplementary Data, page 27

Note 1. Significant Accounting Policies, page 33

Operations, page 33

5.	We have read your response to comment 5 from our letter dated March 14, 2012 noting that you manage your business on the basis of one operating segment. As your disclosures appear to suggest that management regularly reviews store results and that discrete financial information is available for each store, please tell us why you do not consider each store to be an operating segment. We note, for example, your disclosures on page 33 that goodwill is assigned to individual stores and your disclosures on page 34 that you monitor closed and underperforming stores for impairment and group assets for impairment testing purposes on a store-by-store basis. Please identify your chief operating decision maker (“CODM”) and clarify the extent to which your CODM reviews store-level data. Since you monitor assets for impairment at the individual store level and assign goodwill to individual stores, please also clarify why it is appropriate to evaluate goodwill for impairment at the enterprise level.

Per Accounting Standards Codification (ASC) 280-10-50, an operating segment is a business that earns revenues and incurs expenses, its operating results are regularly reviewed by the chief operating decision maker, or “CODM”, and has discrete financial information available. Although discrete financial information is available on a store by store basis, the Company’s CEO, who serves as the CODM, does not regularly review store-level operating results to make decisions about resource allocation nor to assess performance of the Company. The CODM generally reviews discrete information in aggregate by initiatives being undertaken by the Company at the present time. For example, the Company is currently analyzing a major remodel program. The CODM reviews the combined performance of those stores to determine if the program should be expanded to more locations. The same would be true of other initiatives such as 24 hour operations, new store design, and a pizza delivery program. However, these groups are not considered segments as many of the initiatives overlap, and the initiatives being analyzed continuously change. The Company has several stores that were recently remodeled, converted to 24 hour operation, and began delivering pizzas. Due to that overlap, it would not be reasonable to consider these initiatives as operating segments. As a result, we consider the Company to be a single operating segment. We believe this is consistent with other retailers with multiple stores.

Financial Accounting Standards Board (“FASB”) ASC 360 requires an impairment test to be performed on long-lived assets at the lowest level for which cash flows are largely independent of the cash flows of other assets and liabilities. The Company does have the ability to identify cash flows on a store-level basis; therefore management assesses long-lived asset impairment (other than goodwill) on a store-by-store basis. Levels of management below our CODM monitor closed and underperforming stores for impairment. Although the CODM is occasionally made aware of the results of the impairment analysis, he is not an instrumental part of that review and decision making process.

Goodwill is assigned to each store in our accounting systems. This is done for tracking purposes, but not for the purpose of evaluation for impairment. FASB ASC 350 requires that goodwill be evaluated for impairment at the reporting unit, which is one level below the operating segment. As the Company considers itself to be a single operating segment, each individual store could be considered the reporting unit, or component, as discrete financial information is available. However, per ASC 350-20-35-35, components of an operating segment should be aggregated if the components have similar economic characteristics. We believe our stores meet the criteria for aggregation per FASB ASC 280-10-50-11 as the stores sell the same products, processes at each store are similar, the type of customer is similar, and similar methods are used to distribute products. Therefore, for purposes of analyzing goodwill, the Company concluded we have a single reporting unit. The evaluation of goodwill impairment at the enterprise level is appropriate as that is the level by which management organizes its operations for making operating decisions and assessing performance.

* * * *

I also want to acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this information adequately responds to the staff’s comments. Should you have any additional questions, or need any additional information, please don’t hesitate to contact me.

Sincerely,

/s/ William J. Walljasper

William J. Walljasper

Senior Vice President and

Chief Financial Officer